EXHIBIT G

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s annual report for 2004 on Form 18-K filed with the SEC on June 30, 2005, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

Recent Political Developments

On July 5, 2005, the National Congress approved the formation of a parliamentary commission of inquiry (CPI) to investigate allegations that monthly payments had been made to certain legislators for their support for certain legislation. Known as the “CPI do Mensalão,” this CPI is intended to investigate not only recent allegations by Roberto Jefferson, the head of the Brazilian Workers Party (PTB), that the ruling Workers Party (PT) had paid certain Congressmen approximately U.S.$12,000 per month for their support, but also charges that similar payments had been made during former President Fernando Henrique Cardoso’s administration to purchase votes for, among other things, a constitutional amendment that permitted President Cardoso and State Governors to be reelected. Certain opposition parties filed suit against the PT on July 19, 2005 after the former treasurer of the PT admitted during a television interview in July 2005 that the PT had raised funds illegally to finance election campaigns. If the Supreme Electoral Court rules against the PT, the party could lose access to public financing before the 2006 elections and its license to operate as a political organization. The chairman, president and treasurer of the PT resigned from their respective posts in July 2005.

Balance of Payments; Foreign Trade; International Reserves

During the first six months of 2005, Brazil registered an accumulated trade surplus of approximately U.S.$19.7 billion, versus an accumulated trade surplus of approximately U.S.$15.0 billion for the corresponding period in 2004. Exports for the first six months of 2005 totaled U.S.$53.7 billion, a 23.9% increase over the corresponding period of 2004, while imports totaled U.S.$34.0 billion, a 20.2% increase from the U.S.$28.3 billion recorded for the corresponding period in 2004. The improvement in the trade balance during the first six months of 2005 resulted in an accumulated current account surplus of approximately U.S.$5.3 billion, compared to an accumulated surplus of approximately U.S.$4.4 billion for the corresponding period in 2004. The accumulated balance of payments surplus was approximately U.S.$9.6 billion for the first six months of 2005 compared to an accumulated surplus of approximately U.S.$1.3 billion for the corresponding period in 2004.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled U.S.$37.8 billion on December 31, 2002, U.S.$49.3 billion on December 31, 2003, U.S.$52.9 billion on December 31, 2004 and U.S.$54.7 billion on July 29, 2005.

Prices

The broad consumer rate index, or IPCA, rose 12.5% in 2002, 9.3% in 2003, 7.6% in 2004 and 7.3% in the twelve-month period ended June 30, 2005.

The inflation rate (as measured by IGP-DI) rose 26.4% in 2002, 7.7% in 2003, 12.1% in 2004 and 6.5% in the twelve-month period ended June 30, 2005.

Foreign Exchange

The real-dollar exchange rate (sell side), as published by the Central Bank, was R$3.5333 to U.S.$1.00 on December 31, 2002, R$2.8892 to U.S.$1.00 on December 31, 2003, R$2.6544 to U.S.$1.00 on December 31, 2004 and R$2.3905 to U.S.$1.00 on July 29, 2005.

Employment

After declining from 13.1% in April 2004 to 9.6% in December 2004, the unemployment rate in Brazil’s six largest metropolitan areas rose to 10.8% in April 2005 before falling again to 9.4% in June 2005.

Foreign Investment

During the first six months of 2005, net foreign direct investment totaled approximately U.S.$8.6 billion, compared with approximately U.S.$4.0 billion of such investment registered during the corresponding period in 2004.

Monetary Policy

Between February 19, 2003 and April 14, 2004, the Central Bank reduced the Over/Selic rate target from 26.5% to 16%. In an effort to manage inflationary expectations, the Central Bank increased its Over/Selic rate target from 16% to 16.25% on September 15, 2004, 16.75% on October 20, 2004, 17.25% on November 17, 2004, 17.75% on December 15, 2004, 18.25% on January 19, 2005, 18.75% on February 16, 2005, 19.25% on March 16, 2005, 19.5% on April 20, 2005 and 19.75% on May 18, 2005. The Over/Selic rate target was left unchanged on June 15, 2005 and July 20, 2005.

Public Finance

During the six-month period ended June 30, 2005, Brazil’s accumulated consolidated public sector primary surplus was R$60.0 billion (6.4% of GDP), compared with the R$46.2 billion (5.6% of GDP) consolidated public sector primary surplus for the corresponding period in 2004. The accumulated consolidated public sector nominal deficit for the six-month period ended June 30, 2005 was R$20.2 billion (2.2% of GDP), compared with the R$15.6 billion (1.9% of GDP) consolidated public sector nominal deficit for the corresponding period in 2004.

On April 15, 2005, the Government submitted its proposed budget directives law (Lei de Diretrizes Orçamentárias) for 2006 to Congress for its consideration. The proposed legislation provides that tax revenues administered by the Federal Revenue Secretariat are not to exceed 16% of GDP and that non-financial current expenditures are not to exceed 17% of GDP. The consolidated primary surplus target for 2006 in the proposed legislation is 4.25% of GDP.

Public Debt

Brazil’s net public sector debt stood at R$966.0 billion (or 50.9% of GDP) on June 30, 2005, compared with R$957.0 billion (or 51.7% of GDP) on December 31, 2004. On June 30, 2005, Brazil’s consolidated net public sector external debt was R$90.4 billion (or 4.8% of GDP).

On June 30, 2005, Brazil’s U.S. dollar-indexed federal domestic securities debt totaled approximately R$32.2 billion (3.6% of all federal domestic debt securities). By contrast, the aggregate principal amount of the federal domestic debt securities indexed to the Over/Selic rate rose from R$449.0 billion (61.4% of all federal domestic debt securities) on December 31, 2003 to R$463.0 billion (57.1% of all federal domestic debt securities) on December 31, 2004 and R$517.3 billion (57.1% of all federal domestic debt securities on June 30, 2005, while fixed rate federal domestic debt securities increased from R$104.6 billion (14.3% of all federal domestic debt securities) on December 31, 2003 to R$184.8 billion (22.8% of all federal domestic debt securities) on December 31, 2004 and R$230.3 billion (25.4% of all federal domestic debt securities) on June 30, 2005.

In June 2005, the average tenor of Brazil’s federal domestic debt securities was 27.1 months, a reduction from the average tenor of 33.2 months in December 2002 and 31.3 months in December 2003. In 2003 and 2004, Brazil’s effort to reduce its vulnerability to external shocks by increasing its issuance of federal domestic fixed-rate debt securities contributed to a further reduction of the average maturity of the Republic’s domestic debt securities, because Brazil’s fixed-rate federal domestic debt securities tend to be short-term securities. For a description of certain external shocks to which Brazil has been subject, see “The Brazilian Economy—Recent Economic Events and Policies”. Of the R$905.5 billion in federal domestic debt securities outstanding on June 30, 2005, 45.3% were scheduled to mature on or before June 30, 2006.

On July 13, 2005, the Central Bank announced that the Government had decided to prepay U.S.$5.1 billion in obligations under a Supplemental Reserve Facility (SRF) with the IMF. Under the original schedule, the final repayment of the amounts due under the SRF would have occurred in March 2006. Noting that the amounts due under the SRF had a shorter tenor and higher servicing costs than the amounts disbursed under other IMF facilities previously made available to Brazil, the Central Bank estimated that the expected cost savings resulting from the prepayment was approximately U.S.$82 million. Following the prepayment, a total of 10.8 billion in special drawing rights (SDRs) (or approximately U.S.$15.7 billion calculated at the July 22, 2005 U.S.$/SDR exchange rate) will be outstanding under the former IMF standby facility that expired on March 31, 2005.

On July 18, 2005, Brazil commenced an invitation to holders of its USD Front-Loaded Interest Reduction with Capitalization Series L Bonds due 2014 (“C Bonds”) to submit offers to exchange such bonds in a modified Dutch auction for 8% Amortizing Global Bonds (“Global Bonds”) on the terms and subject to the conditions set forth in Brazil’s prospectus supplement dated July 18, 2005 to the prospectus dated January 5, 2005. Pursuant to the invitation, holders of C Bonds were invited to submit bids for the period by which the maturity of the C Bonds would be extended, which would determine the maturity date for the Global Bonds. The invitation expired at 4:30 p.m., New York City time, on July 21, 2005. The extension period that Brazil accepted for the Global Bonds was 3.75 years, giving the Global Bonds a maturity date of January 15, 2018. Pursuant to the invitation, Brazil issued U.S.$4,508,571,000 aggregate principal amount of Global Bonds in exchange for U.S.$ 4,272,201,000 aggregate original principal amount of C Bonds tendered pursuant to the invitation. The Global Bonds were issued on August 1, 2005. The aggregate principal amount of Global Bonds issued is subject to reduction pursuant to an escrow arrangement that may continue through September 7, 2005.